

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2019

Christopher J. Henderson
Executive Vice President and General Counsel
Salem Media Group, Inc.
4880 Santa Rosa Road
Camarillo, California 93012

> **Re: Salem Media Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 20, 2019**
> **File No. 333-233861**

Dear Mr. Henderson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Dundas, Attorney Adviser, at (202) 551-3436 with any questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc: Garett Sleichter, Esq.